SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 MedicalCV, Inc.
                                (Name of Issuer)

                     COMMON STOCK, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                    584639108
                                 (CUSIP NUMBER)

                                  April 1, 2005
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


                               Page 1 of 11 Pages

CUSIP No. 584639108                   13G                     Page 2 of 11 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Partners, L.P.
     13-3521699
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,000,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,000,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.999%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584639108                   13G                     Page 3 of 11 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millenco, LP
     13-3532932
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.999%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN, BD
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584639108                   13G                     Page 4 of 11 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Management, L.L.C.
     13-3804139
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,000,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,000,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.999%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584639108                   13G                     Page 5 of 11 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Israel A. Englander
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,000,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,000,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.999%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584639108                   13G                     Page 6 of 11 Pages

Item 1.

(a)   Name of Issuer

      MedicalCV, Inc., a company incorporated under the laws of Minnesota (the "Company").

(b)   Address of Issuer's Principal Executive Offices:

      9725 South Robert Trail
      Inver Grove Heights, Minnesota 55077

Item 2(a). Name of Person Filing

Item 2(b). Address of Principal Business Office

Item 2(c). Citizenship

      Millennium Partners, L.P.
      c/o Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: Cayman Islands

      Millenco, LP
      c/o Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: Delaware

      Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: Delaware

      Israel A. Englander
      c/o Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: United States

(d)   Title of Class of Securities

      Common Stock, par value $0.01 per share ("Common Stock")

(e)   CUSIP Number

      584639108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)   |_|   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
            78o).

(b)   |_|   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   |_|   Insurance company as defined in Section 3(a)(19) of the Act (15
            U.S.C. 78c).

CUSIP No. 584639108                   13G                     Page 7 of 11 Pages

(d)   |_|   Investment company registered under Section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   |_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   |_|   An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)   |_|   A parent holding company or control person in accordance with Rule
            13d-1(b)(1)(ii)(G);

(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);

(j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership

(a)   Amount Beneficially Owned

      In accordance with the Ownership Limitations (defined below), as of the close of trading on the date of this filing, each Reporting Person may be deemed the beneficial owner of (i) 4,000,000 shares of Common Stock currently issuable to Millennium Partners, L.P., a Cayman Islands limited partnership ("Millennium Partners") upon conversion of 2,000 shares of 5% Series A Convertible Preferred Stock, $0.01 par value per share ("Series A Preferred Stock"), and (ii) 3,000,000 shares of Common Stock currently issuable to Millennium Partners upon the exercise of certain warrants (the "Warrants").

      The number of shares of Common Stock into which the Series A Preferred Stock is convertible is limited pursuant to the terms of the Series A Preferred Stock to that number of shares which would result in Millennium Partners having aggregate beneficial ownership of not more than 9.999% of the total issued and outstanding shares of Common Stock (the "Series A Ownership Limitation"). The number of shares of Common Stock into which the Warrants are exercisable is limited pursuant to the terms of the Warrants to that number of shares of Common Stock which would result in Millennium Partners having aggregate beneficial ownership of not more than 9.999% of the total issued and outstanding shares of Common Stock (the "Warrant Ownership Limitation" and, together with the Series A Ownership Limitation, the "Ownership Limitations").

      In accordance with the Ownership Limitations, as of the close of trading on the date of this filing, each Reporting Person may be deemed the beneficial owner of 7,000,000 shares of Common Stock, or 9.999% of the Company's issued and outstanding shares of Common Stock (which percentage was calculated based 10,737,083 total outstanding shares of Common Stock as of March 15, 2005, reported on the Company's Form 10-QSB for the quarterly period ended January 31,
2005).

CUSIP No. 584639108                   13G                     Page 8 of 11 Pages

      The general partner of Millennium Partners and Millenco, LP ("Millenco") is Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by either of Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners or Millenco.

      Note: Millennium Partners a limited partner of Millenco. As a limited partner, Millennium Partners has no investment or voting control over Millenco or its securities position.

(b)   Percent of Class

      9.999% (see Item 4(a) above).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote:

            -0-

      (ii)  Shared power to vote or to direct the vote

            7,000,000 shares of Common Stock

      (iii) Sole power to dispose or to direct the disposition of

            -0-

      (iv)  Shared power to dispose or to direct the disposition of

            7,000,000 shares of Common Stock

Item 5. Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      See Exhibit I.

Item 9. Notice of Dissolution of Group

      Not applicable

CUSIP No. 584639108                   13G                     Page 9 of 11 Pages

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of April 8, 2005, by and among Millennium Partners, L.P., Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No. 584639108                   13G                    Page 10 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 8, 2005

MILLENNIUM PARTNERS, L.P.               MILLENCO, L.P.

By: Millennium Management, L.L.C.       By: Millennium Management, L.L.C.
    its general partner                     its general partner

By:  /s/ Terry Feeney                   By:  /s/ Terry Feeney
   -----------------------------           -----------------------------
   Name:  Terry Feeney                     Name:  Terry Feeney
   Title: Chief Operating Officer          Title: Chief Operating Officer


                                        MILLENNIUM MANAGEMENT, L.L.C.

/s/ Israel A. Englander                 By:  /s/ Terry Feeney
--------------------------------           -----------------------------
                                           Name:  Terry Feeney
Israel A. Englander                        Title: Chief Operating Officer

CUSIP No. 584639108                   13G                    Page 11 of 11 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of MEDICALCV, INC., a company incorporated under the laws of Minnesota, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 8, 2005

MILLENNIUM PARTNERS, L.P.               MILLENCO, L.P.

By: Millennium Management, L.L.C.       By: Millennium Management, L.L.C.
    its general partner                     its general partner

By:  /s/ Terry Feeney                   By:  /s/ Terry Feeney
   -----------------------------           -----------------------------
   Name:  Terry Feeney                     Name:  Terry Feeney
   Title: Chief Operating Officer          Title: Chief Operating Officer


                                        MILLENNIUM MANAGEMENT, L.L.C.

/s/ Israel A. Englander                 By:  /s/ Terry Feeney
--------------------------------           -----------------------------
                                           Name:  Terry Feeney
Israel A. Englander                        Title: Chief Operating Officer